Exhibit 99.1

For Immediate Release
May 9, 2007

DRAXIS Health Reports Results for the First Quarter of 2007

Operating income up 29%; cash flows up 82%

MISSISSAUGA, ONTARIO, May 9, 2007 — DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported first quarter operating results for the three months ended March 31, 2007. Revenues and earnings for the first quarter of 2007 exceeded the same quarter last year, meeting the expectations that we set for this quarter and in keeping with the guidance for the year 2007. Net cash flows from operating activities were up substantially in the first quarter of 2007 compared to the same quarter in 2006 and were similar to those in the fourth quarter of 2006. All amounts are expressed in U.S. dollars.

Highlights

•                  Consolidated revenues of $21.0 million in the first quarter of 2007 were up 10% compared to the first quarter of 2006. Product sales in the first quarter of 2007 were up 11% to $19.6 million with product gross margin of 38% versus 39% compared to the first quarter of 2006. Increased radiopharmaceutical product sales were a major contributor to growth.

•                  Operating income for the first quarter of 2007 was $2.5 million, up 29% from the first quarter of 2006.

•                  Net income for the first quarter of 2007 was $2.0 million (diluted EPS of 5 cents), up 19% compared to $1.7 million (diluted EPS of 4 cents) in the same quarter of 2006.

•                  Net cash flows from operating activities increased substantially to $5.5 million for the first quarter of 2007 compared to $3.0 million for the same period in 2006 and $5.7 million in the fourth quarter of 2006.

•                  Cash and cash equivalents at March 31, 2007 were $25.5 million versus $14.1 million one year ago, despite investments during the first quarter of 2007 to install and implement a new warehouse management system as part of the overall upgrade of the existing SAP platform and information technology infrastructure and for capital installations in preparation for new business opportunities, including potential non-sterile volumes.

“Our first quarter of 2007 came in well ahead of the first quarter of 2006,” said Dr. Martin Barkin, President and CEO of DRAXIS. “We are particularly pleased that core operating performance, after adjusting for non-recurring or unusual items (see table of Supplemental Information), shows adjusted operating income up by 55% confirming excellent performance across all our core operations. Net cash flows from operating activities were particularly strong at $5.5 million, increasing our cash on hand at the end of the quarter to $25.5 million.

Dr. Barkin continued, “Although sterile product volumes, including Hectorol®, were down in the quarter in part because of component delays from a supplier, this did not create any issues in end user markets. In our radiopharmaceutical business, the filing of an Abbreviated New Drug Application (ANDA) for our generic DRAXIMAGE® Sestamibi, a cardiac imaging agent, was a significant milestone in our plan to aggressively move into this major segment of nuclear medicine.”

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

	For the Three Month Periods Ended March 31,
	2007	2006
	(unaudited)	(unaudited)
REVENUES
Product sales	$19,630	$17,648
Royalty and licensing	1,318	603
Anipryl® deferred revenues	30	825
	$20,978	$19,076

Product Gross Margin	$7,452	$6,816
Product Gross Margin%	38.0%	38.6%

Operating income	$2,446	$1,899
Operating Margin%	11.7%	10.0%

Cash and cash equivalents	$25,495	$14,086

Total debt	$0	$0

Cash flows from operating activities	$5,533	$3,045
Cash flows used in investing activities	(2,954)	(794)
	$2,579	$2,251

Net income	$2,010	$1,692

Basic income per share	$0.05	$0.04
Diluted income per share	$0.05	$0.04

Two significant non-recurring items in the first quarter of 2007 positively affected financial performance relative to the first quarter of 2006. The Company received a non-recurring milestone payment of $0.8 million from Shire BioChem Inc. (Shire) and an insurance payment of $0.5 million from a business interruption insurance claim related to the extended shutdown period in 2005. The impact of these items on operating income and earnings per share are included in the Schedule of Supplemental Information below.

During the fourth quarter of 2006, the Company received approval from the Toronto Stock Exchange (TSX) to renew its Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 3,397,011 of its common shares, which represents 10% of the public float as of December 14, 2006. As at May 8, 2007, no shares had been repurchased in accordance with this renewed NCIB.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Product sales revenues for the first quarter of 2007 were $14.2 million or 5% over revenues in the first quarter of 2006 with the increase in the quarter driven by increased revenues from new product introduction activities. The result was weaker compared to the fourth quarter of 2006 due in part to a delay in receiving components for Hectorol® production, which resulted in reduced volumes manufactured during the quarter.

•                  For the first quarter of 2007, sterile products represented approximately 78% of manufacturing revenues compared to 81% for the first quarter of 2006.

•                  Product gross margin percentage decreased slightly in the first quarter of 2007 compared to 2006 from 29% to 27%. The decrease was driven by lower Hectorol® volumes manufactured in the quarter coupled with the investment in product introduction and process improvement activities in the quarter relative to 2006. Product gross margin benefited from the receipt of $0.5 million in insurance proceeds during the first quarter of 2007.

•                  Operating income of $1.7 million for the first quarter of 2007 was relatively unchanged from the same period of 2006 despite insurance proceeds of $0.5 million in the first quarter of 2007 (included as a reduction in cost of goods sold). The benefit of the insurance proceeds was offset by lower Hectorol® volumes manufactured during the quarter and the increase in product introduction and process improvement activities.

Radiopharmaceuticals

•                  Product sales revenues for the first quarter of 2007 were up 18% to $5.8 million compared to the first quarter of 2006 as a result of increased sales to U.S. based customers of cold kits and radioiodine products, specifically Sodium Iodide I-131 including diagnostic capsules.

•                  Product gross margins for the first quarter of 2007 were 62% compared to 63% for the same period in 2006.

•                  Operating income in the first quarter of 2007 increased to $1.3 million compared to $1.0 million in the first quarter of 2006 as a result of volume increases.

•                  As announced on February 2, 2007 DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (DRAXIMAGE® Sestamibi), a nuclear medicine agent used in myocardial perfusion imaging to evaluate blood flow to the heart in patients undergoing cardiac tests.

Outlook

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported EPS.

Based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2007 as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® were to terminate in March 2008 provided notification of termination was received prior to March 2007. Such notification of termination was not received and the contractual arrangement will remain in place until March 2009 and the Company expects continuing production of Hectorol® for Genzyme beyond this date. The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end user demand including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® over a long-term period, the Company is planning for the eventual phase out of Hectorol® volumes over time in its long term plans with such capacity eventually filled by other products and customers.

Since the Anipryl® deferred revenues represent a non-cash source of earnings in 2006, the Company believes that net operating cash flow is a reasonable metric to measure growth on a year over year basis. Net operating cash flow is expected to be at least $20 million for 2007 subject, as always, to working capital requirements to support business growth.

The financial results of the first quarter of 2007 are consistent with our expectations and in line with our guidance for 2007 for both earnings per share and net operating cash flows.

Sources of Future Growth

The Company’s guidance for 2007 assumes core growth in operations. We expect that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop. The following opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four product files currently under review by the European regulatory authorities. These are files for products currently sold in the U.S. or Canada.

•                  The filing for approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second generation technetium generator and licensing it to others for distribution.

•                  Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications subject to final analysis and recommendations of an expert panel.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                  Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Schedule of Supplemental Information

Reconciliation from reported operating income and diluted EPS to adjusted operating income and diluted EPS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

	For the Three Month Periods Ended March 31,
	2007	2006	% Change

Operating Income — Reported	$2,446	$1,899	28.8%
Adjustments:
(a) Non-recurring Shire milestone receipt(2)	(791)	—
(b) Insurance proceeds(3)	(517)	—
(c) DSU expense (recovery)(4)	348	(137)	(354.0%)
Anipryl® deferred revenues	(30)	(825)	(96.4%)
Operating Income - Adjusted(1)	$1,456	$937	55.4%

Diluted EPS — Reported	$0.05	$0.04
Adjustments:
(a) Non-recurring Shire milestone receipt(2)	(0.01)	—
(b) Insurance proceeds(3)	(0.01)	—
(c) DSU expense (recovery)(4)	0.01	—
Anipryl® deferred revenues	—	(0.01)
Diluted EPS - Adjusted(1)	$0.04	$0.03

(1)             “Adjusted Operating Income” and “Adjusted Diluted EPS” are defined as reported operating income and diluted EPS excluding certain items. Management uses adjusted operating income, among other factors to set performance goals and to measure the performance of the overall company. The Company believes that investors’ understanding of our performance is enhanced by disclosing these measures.

(2)             The Company became entitled to and received non-recurring contingent milestone payments from Shire.

(3)             Insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(4)             Reflects the change in the value of the Deferred Share Unit Plan based on the market price of the Company’s common stock. See Note 5 of the accompanying interim financial statements

Interim Financial Report

This release includes by reference the first quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements for the quarter ended March 31, 2007, prepared in accordance with U.S. GAAP. The interim financial report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities and is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports. It is also available, on the SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov) databases or upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss first quarter 2007 financial results at 10 a.m. (ET) on May 9, 2007. This call can be accessed by dialing 1 (800) 289-0533 (Access Code 3451437) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this new release represent the Company’s expectations as at May 8, 2007. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:
Jerry Ormiston
DRAXIS Health Inc.
Phone:    1-877-441-1984
Fax:         905-677-5494

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
For Quarter Ended March 31, 2007

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s unaudited financial statements for the quarter ended March 31, 2007 and should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2006.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated. Other noteworthy accounting issues are discussed under: Accounting Matters.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See Forward-Looking Statements on page 28 hereof for factors that may cause actual results or performance of the Company to be materially different.

The discussion and analysis contained in this MD&A are as of May 8, 2007.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated previously, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter, which has contributed approximately 7 cents per share per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but will affect quarter-over-quarter and year-over-year comparisons of operating results going forward beginning with the first quarter of 2007 (see Corporate and Other and Outlook).

Quarterly Financial Results

Financial Performance

The financial performance of the first quarter of 2007 was improved compared to the first quarter of 2006 but, as expected, was significantly lower than that of the fourth quarter of 2006. The weaker results compared to the last quarter of 2006 are attributable to the contract manufacturing segment. As previously indicated, there was a delay in receiving component parts related to Hectorol® creating a production delay for this product which was resolved by the end of the first quarter of 2007. Due to sufficient customer inventory levels, the delay did not create any issues in the end user market. This delay was already factored into our overall consolidated guidance range.

Overall consolidated financial performance for the first quarter of 2007 is consistent with the Company’s previously announced guidance range of earnings per share of 23 to 27 cents per share.

There were two significant non-recurring items positively affecting the financial performance in the first quarter of 2007 relative to the comparable period in 2006. These are as follows:

•                  The Company became entitled to and received non-recurring contingent milestone payments from Shire BioChem Inc. (“Shire”) of approximately $0.8 million in the first quarter of 2007. The revenue and operating income related to these payments is included in the Corporate and Other Segment.

•                  The Company also received an insurance payment of $0.5 million related to a business interruption insurance claim filed resulting from equipment damage during the Company’s extended shutdown period of 2005. The amount is included in the Contract Manufacturing Segment as a reduction in cost of goods sold.

The Company’s net operating cash flows for the first quarter of 2007 represent record results for the first quarter of a fiscal year despite normal first quarter cash outflows related to incentive plan payments based on financial performance of the preceding year.

The financial performance of the Company for the first quarter of 2007 was highlighted by:

•                  Product sales of $19.6 million up 11% from the first quarter of 2006 with product gross margin percentage of 38% compared to 39% in the first quarter of 2006.

•                  Operating income of $2.4 million, up $0.5 million from the first quarter of 2006.

•                  Basic and diluted EPS of 5 cents, representing an increase of 1 cent from the first quarter of 2006.

•                  Net cash flows from operating activities of $5.5 million, up $2.5 million from the first quarter of 2006.

Non-Financial Performance

The first quarter of 2007 was also highlighted by the achievement of the following milestone in the growth of the Company’s core operations going forward:

•                  As announced on February 2, 2007, DRAXIMAGE submitted an Abbreviated New Drug Application (“ANDA”) to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (“DRAXIMAGE® Sestamibi”), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.

Consolidated Results of Operations and reconciliation of Non-GAAP Financial Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

	For the Three Month Periods Ended March 31,
	2007	2006	$ Change	% Change
Revenues
Product sales	$19,630	$17,648	$1,982	11.2%
Royalty and licensing	1,318	603	715	118.6%
Anipryl® deferred revenues	30	825	(795)	(96.4%)
	$20,978	$19,076	$1,902	10.0%

Product gross margin	$7,452	$6,816	$636	9.3%
% of Product sales revenues	38.0%	38.6%		(0.7%)
Royalty and licensing revenue	1,348	1,428	(80)	(5.6%)
SG&A	(4,184)	(4,361)	177	4.1%
% of Product sales revenues	-21.3%	-24.7%		3.4%
R & D	(924)	(789)	(135)	(17.1%)
EBITDA(1)	3,692	3,094	598	19.3%
% of Total revenues	17.6%	16.2%		1.4%
Depreciation and amortization	(1,246)	(1,195)	(51)	(4.3%)
Operating income	2,446	1,899	547	28.8%
% of Total revenues	11.7%	10.0%		1.7%
Financial
- Foreign exchange translation	(108)	45	(153)	(340.0%)
- Other	186	8	178	2225.0%
Income tax expense	(514)	(260)	(254)	(97.7%)
Net income	$2,010	$1,692	$318	18.8%

Basic income per share	$0.05	$0.04

Diluted income per share	$0.05	$0.04

(1)             Income before depreciation and amortization, financing income, foreign exchange (loss) gain, and income tax expense. This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see Accounting Matters - Non-GAAP Financial Measures).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of quarters ended March 31, 2007 and 2006

Consolidated revenues of $21 million for the first quarter of 2007 increased 10% compared with the same period in 2006. The growth in consolidated revenues was driven by the radiopharmaceutical segment results. One-time contingent milestone payments from Shire which were earned in the first quarter of 2007 more than offset the loss of the non-cash Anipryl® deferred revenue amortization.

Consolidated product sales increased 11% to $20 million for the first quarter of 2007 compared with the same period in 2006. Contract manufacturing product sales grew 5% in the first quarter of 2007 compared to the same period of 2006. The increase was related to revenue earned on new product introductions in the sterile product area. Radiopharmaceutical product sales grew 18% in the first quarter of 2007 over the same period of 2006 driven primarily by increased U.S. sales of Sodium Iodide I-131, including diagnostic capsules and increased cold kit volumes.

Product gross margin percentages for first quarter of 2007 decreased to 38% as compared with 39%. The modest decline relates to reduced margins in the contract manufacturing segment. Lower margins in contract manufacturing result from the reduced Hectorol® volumes production coupled with investment in product introduction and process improvement activities. Product gross margins benefited in the first quarter of 2007 from the receipt of $0.5 million in insurance proceeds resulting from the Company’s extended shutdown period of 2005.

Royalty and licensing revenue increased for the first quarter of 2007 compared with the same period of 2006. The increase in royalty and licensing revenue for the quarter ended March 31, 2007 compared to the same period of 2006 reflects the receipt of a $0.8 million of contingent milestone payments from Shire.

As a percentage of product sales, selling, general, and administrative expenses were 21% for the first quarter of 2007 compared to 25% for the same quarter of 2006. The 4% decrease in selling, general and administrative expenses in absolute dollar terms relates to an overall decrease in incentive plan accruals in the first quarter of 2007 compared to the same period of 2006.

R&D expenditures increased slightly in the first quarter of 2007 compared to the same period of 2006 due to the completion in late 2006 of specific phases of the Company’s development activities related to Sestamibi and the next generation Technetium Generators. These products are described in the Radiopharmaceuticals section. R&D spending in the quarter related mostly to product development including preparation of an FDA filing (see below) and activities related to INFECTON®.

Depreciation and amortization expense for first quarter of 2007 increased very slightly compared to the first quarter of 2006.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are affected. The impact of the strengthening Canadian dollar in the first quarter of 2007 is not material to the overall financial performance.

Foreign exchange had a small negative impact on the first quarter of 2007 compared with 2006 due to the modest strengthening of the Canadian dollar late in March 2007. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. denominated monetary assets held by the Company. Conversely, a weakening of the Canadian dollar creates a foreign exchange gain.

For the quarter ended March 31, 2007, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 20%. The effective tax rate is lower than the statutory rate due to the amount of R&D tax credits earned in the quarter coupled with lower effective tax rate applicable to the Shire milestone receipt.

The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. Benefits related to loss carryforwards not previously recognized were not material in the first quarter of 2007.

The basic weighted average number of common shares outstanding during the first quarter of 2007 was 41,734,615 and has increased from 41,538,437 in the first quarter of 2006, primarily as the result of the exercise of stock options, offset by shares purchased for cancellation under the Company’s Normal Course Issuer Bid.

Radiopharmaceuticals
(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Periods Ended March 31,
	2007	2006	$ Change	% Change
Revenues
Product sales	$5,757	$4,899	$858	17.5%
Royalty and licensing	—	26	(26)	(100.0%)
	$5,757	$4,925	$832	16.9%

Product gross margin	$3,583	$3,065	$518	16.9%
% of Product sales revenues	62.2%	62.6%		(0.3%)
SG&A	(1,088)	(1,018)	(70)	(6.9%)
R & D	(924)	(789)	(135)	(17.1%)
EBITDA(1)	1,571	1,284	287	22.4%
% of Revenues	27.3%	26.1%		1.2%
Depreciation and amortization	(273)	(264)	(9)	(3.4%)
Operating income	1,298	1,020	278	27.3%
% of Revenues	22.5%	20.7%		1.8%

(1)             See Accounting Matters — Non-GAAP Financial Measures.

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including: a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies; a “next-generation” version of a Technetium Generator, and INFECTON®, for imaging infection.

Financial highlights in this segment for the quarter ended March 31, 2007 included:

•                  Product sales of $5.8 million for the quarter representing an 18% increase over the first quarter of 2006.

•                  Product gross margin percentage of 62% compared to 63% for the first quarter of 2006.

•                  Operating income of $1.3 million compared to $1.0 million in the first quarter of 2006.

Non-financial highlights for this segment include:

•                  As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in MPI to evaluate blood flow to the heart in patients undergoing cardiac tests.

Comparison of quarters ended March 31, 2007 and 2006

Revenues for the quarter ended March 31, 2007 increased 17% compared with the same period of 2006, primarily as a result of the increase in product sales of radioiodine products and, specifically, Sodium Iodide I-131, including diagnostic capsules, sales to the U.S and increased cold kit sales.

For the quarter ended March 31, 2007 product gross margins were relatively flat at between 62% and 63% compared with the same period in 2006.

R&D expenditures increased $0.1 million for the first quarter of 2007 compared to the same quarter of 2006 as the Company completed significant phases in the development of two key strategic initiatives: DRAXIMAGE® Sestamibi and Technetium Generators. R&D spending in the first quarter of 2007 related mostly to product development including preparation of an FDA filing (see below) and activities related to INFECTON®.

Selling, general and administrative expenses increased slightly by $0.1 million due to an increased investment in business development activities.

Operating income of $1.3 million for the first quarter of 2007 increased $0.3 million compared to the same period of 2006 driven by volume increases.

Depreciation and amortization expense for this segment was relatively unchanged in nominal dollars compared to the first quarter of 2006.

Radiopharmaceutical Product Development Strategy

On March 27, 2006 the Company announced that it had realigned its priorities for the R&D of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in the radiopharmaceutical segment. DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the Nuclear Medicine marketplace, but have or will have ceased to be protected by patents in key markets in the near term.

The following summarizes the status of current significant initiatives:

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in MPI to evaluate blood flow to the heart in patients undergoing cardiac tests.

According to AMR/Arlington Medical Resources, in 2006 there were more than 7 million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures; making MPI the most widely performed nuclear medicine scan. Recent market research indicates that existing MPI products generate revenues in excess of $500 million annually in the U.S. and that the imaging agent most often used in conducting MPI procedures is sestamibi labelled with the radioactive isotope Technetium-99m (“Tc-99m Sestamibi”).

The filing of the ANDA with the FDA, achieved a key milestone in the DRAXIMAGE® Sestamibi project schedule.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies with the rest located in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussions with potential development, marketing and distribution partners for this project and the Company has developed and is planning to install prototype versions of this product with potential development partners for evaluation. Feedback from its development partners will be a significant driver in the product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the United States. In February 2006, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during 2007. DRAXIMAGE continues to be in advanced discussions with a potential European-based commercial partner to initially target the larger markets in Germany, France, Italy, Spain and the U.K. via a strategic alliance. The strategic alliance could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects to conclude such discussions during 2007.

INFECTON®

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection. Three clinical trials which took place at sites in the U.S. and Canada for Phase II have been completed. A fourth one was discontinued due to a change in market focus by the Company. Studies to define the target market population and appropriate clinical trial applications are now being used to guide preparations for further development studies. An expert panel, comprised of respected Nuclear Medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel was to assess the results to date, review potential target markets, and to advise DRAXIS on the design of future clinical studies and appropriate indications. The report of the expert panel and our marketing studies recommended that the product be reformulated for orthopaedic and musculoskeletal indications and related indications and the assessment of such potential formulations is underway. Formulations tested to date did not reach sufficient specificity and sensitivity to be commercially important for the targeted indications. Additional formulations will be tested and the results of these tests are expected in the second half of the year.

Others

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise. Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion and it is believed to be growing driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Periods Ended March 31,
	2007	2006	$ Change	% Change

Product sales	$14,235	$13,577	$658	4.8%

Product gross margin	$3,844	$3,874	($30)	(0.8%)
% of Product sales revenues	27.0%	28.5%		(1.5%)
SG&A	(1,297)	(1,352)	55	4.1%
EBITDA(1)	2,547	2,522	25	1.0%
% of Revenues	17.9%	18.6%		(0.7%)
Depreciation and amortization	(891)	(848)	(43)	(5.1%)
Operating income	1,656	1,674	(18)	(1.1%)
% of Revenues	11.6%	12.3%		(0.7%)

(1)             See Accounting Matters — Non-GAAP Financial Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Financial highlights in this segment for the quarter ended March 31, 2007 included:

•                  Revenues of $14 million for the first quarter of 2007 represented an increase of $0.7 million or 5% over the first quarter of 2006.

•                  Product gross margin percentage of 27% compared to 29% for the first quarter of 2006.

•                  The Company also received payment of $0.5 million related to an insurance proceeds arising from the extended shutdown period of 2005. The amount is included in this segment as a reduction in cost of goods sold.

•                  Operating income of $1.7 million was relatively unchanged as compared to the first quarter of 2006.

Comparison of quarters ended March 31, 2007 and 2006

As expected the first quarter results for 2007 were weaker compared to the fourth quarter of 2006. The main reason is a delay in receiving component parts related to Hectorol® creating a production delay for this product. In addition, the Company invested in product introduction and process improvement activities in the first quarter of 2007. Besides activities noted elsewhere, these activities also included the installation and implementation of a new warehouse management system as part of the overall upgrade of its existing SAP platform and IT infrastructure. As stated previously, the impact of the extended shutdown in 2005 also negatively affected results for the first quarter of 2006.

For the quarter ended March 31, 2007, revenues increased by $0.7 million or 5% over the same period of 2006. The increase was due to increased revenue from new product introduction activities. For the first quarter of 2007, sterile products represented approximately 78% of manufacturing revenues compared to 81% for the first quarter of 2006.

Product gross margin percentage decreased slightly in the first quarter of 2007 compared to 2006 from 29% to 27%. The decrease was driven by lower Hectorol® volumes manufactured in the quarter coupled with the investment in product introduction and process improvement activities in the quarter relative to

2006. Product gross margin benefited from the receipt of $0.5 million in insurance proceeds during the first quarter of 2007.

Selling, general and administrative expenses decreased by 4% in the first quarter of 2007 as compared to 2006 due to the collection of previously provided for receivables.

Depreciation and amortization for the first quarter of 2007 increased by 5% from the first quarter of 2006 due to the continued capital investment in the production facility.

Operating income for the first quarter of 2007 was flat compared with the same period of 2006 despite insurance proceeds of $0.5 million in the first quarter of 2007. The benefit of the insurance proceeds was offset by lower Hectorol® volumes manufactured during the quarter and an increase in product introduction and process improvement activities.

While the Company’s success has been driven by its strategy to focus on higher margin sterile products, the Company also believes there is an opportunity to benefit from the unused capacity in its non-sterile area. The Company is currently in the advanced stages of securing significant new non-sterile business but has not yet reached contractual arrangements for such business. The negotiation of a finalized agreement continued in the first quarter of 2007. It is difficult to predict when or if contractual arrangements (involving supply, quality and related agreements) will be finalized as such arrangements can take months to negotiate and close. Disclosure of the nature of the contractual arrangements will be made upon signing of a definitive agreement. While a formal final contractual arrangement has yet to be signed, significant activities are now underway in preparation for the new non-sterile business including capital installation and product transfer activities with the approval of the potential customer.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Periods Ended March 31,
	2007	2006	$ Change	% Change
Revenues
Product sales	$227	$177	$50	28.2%
Intercompany eliminations	(589)	(1,005)	416	41.4%
Royalty and licensing	1,318	577	741	128.4%
Anipryl® deferred revenues	30	825	(795)	(96.4%)
	986	574	412	71.8%

Product gross margin	$25	$(123)	$148	120.3%
SG&A	(1,799)	(1,991)	192	9.6%
EBITDA(1)	(426)	(712)	286	40.2%
% of Revenues	-43.2%	-124.0%
Depreciation and amortization	(82)	(83)	1	1.2%
Operating loss	(508)	(795)	287	36.1%
% of Revenues	-51.5%	-138.5%

(1)             See Accounting Matters — Non-GAAP Financial Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and inter-segment eliminations. The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters ended March 31, 2007 and 2006

Revenues related to the corporate segment were $0.4 million higher for the first quarter of 2007 compared to 2006 due to lower intercompany eliminations. Royalty and licensing revenue for the quarter ended March 31, 2007 was $0.7 million higher compared to 2006 due to the receipt of contingent milestone payments of $0.8 million from Shire. Almost all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006.

Depreciation and amortization expense in this segment in the first quarter of 2007 was flat as compared to 2006.

Operating loss from this segment decreased by $0.3 million in the first quarter of 2007 as compared to the same period of 2006 due to lower selling, general and administrative costs coupled with the increase in corporate revenues described above. The reduced selling, general and administrative costs related to an overall decrease in incentive plan costs despite increased costs of $0.3 million related to the Company’s deferred share unit program which is linked to stock price performance.

Corporate Matters

Normal Course Issuer Bid

The Company received approval from the TSX on December 18, 2006 for the renewal of its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS may now repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled. DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.

As of May 8, 2007, no shares were purchased in accordance with the 2006 Issuer Bid.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No amounts have been accrued pursuant to the claim.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Mar 31, 2007	Dec 31, 2006

Cash and cash equivalents	$25,495	$21,446
Non-financial working capital (net)(1)	$20,346	$21,247

	Q1, 2007	Q1, 2006

Cash flows from operating activities	$5,533	$3,045
Cash flows used in investing activities	$(2,954)	$(794)

(1)           Excluding cash and cash equivalents, current portion of deferred revenues and customer deposits.

	May 8, 2007	Mar 31, 2007	Dec 31, 2006

Common shares issued and outstanding	42,024,305	41,984,639	41,522,138
Stock options outstanding	2,175,828	2,215,494	2,257,995
Outstanding options as a % of outstanding shares	5.2%	5.3%	5.4%

Cash and cash equivalents at March 31, 2007 totalled $25.5 million as compared with $14.1 million as at March 31, 2006. The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options offset by capital expenditures and funds used to buy back the Company’s shares under the 2005 Issuer Bid.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. All investments as of March 31, 2007 had less than three months maturity. As at March 31, 2007 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended March 31, 2007, net cash flows from operating activities were $5.5 million compared to $3.0 million for the same period of 2006.

Non-financial working capital, comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at March 31, 2007 decreased compared to March 31, 2006 due a significant reduction in outstanding receivables.

Capital expenditures for the first quarter of 2007 are mainly attributable to expenditures related to the Company’s information technology and SAP platforms upgrades, new warehouse management system implementation and capital installations directly related to new business opportunities including preparation for a significant increase in non-sterile volumes. Infrastructure upgrade expenditures from existing programs are expected to continue into the first half of 2007.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $1.5 million for the quarter ended March 31, 2007 compared with $11,000 respectively for the comparative period of 2006.

The Company was in compliance with all lending covenants as at March 31, 2007 and 2006.

Bank Financing

The Company has the following credit facilities available, expiring June 2007:

–                      CDN$15 million or U.S.$ equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at March 31, 2007, no amount was drawn under this facility.

–                      CDN$10 million or U.S.$ equivalent term facility, repayable in full at the end of the term. As at March 31, 2007, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at March 31, 2007 were met.

Amounts drawn under both credit facilities would be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain other subsidiaries.

The Company was in compliance with all lending covenants as at March 31, 2007.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $26,000 during the quarter ended March 31, 2007 ($31,000 during the first quarter of 2006) to a company controlled by a member of the Board of Directors, related to the lease of its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease, which expired in May 2006, is being negotiated for renewal under the same terms and conditions while lease payments continue to be made monthly.

Internal Controls

There were no material changes to internal controls affecting financial reporting during the first quarter of 2007.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process. Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules. In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see Forward-Looking Statements).

Consolidated Guidance

2007 Guidance

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones (see Corporate section) terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported EPS.

As of May 8, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance. However, based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2007 as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues. This is the same guidance range we gave for 2006, but now excludes approximately 7 cents of EPS from Anipryl® deferred revenues.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® were to terminate in March 2008 provided notification of termination was received prior to March 2007. Such notification of termination was not received and the contractual arrangement will remain in place until March 2009 and the Company expects continuing production of Hectorol® for Genzyme beyond this date. The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end user demand including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® over a long-term period, the Company is planning for the eventual phase out of Hectorol® volumes over time in its long term plans with such capacity eventually filled by other products and customers.

Since the Anipryl® deferred revenues represent a non-cash source of earnings in 2006, net operating cash flow is a reasonable metric to measure growth on a year over year basis. Net operating cash flow is expected to be at least $20 million for 2007 subject, as always, to working capital requirements to support business growth.

The financial results of the first quarter of 2007 are consistent with our expectations and in line with our guidance for 2007 for both earnings per share and net operating cash flows.

Sources of Future Growth

The Company’s guidance for 2007 assumes core growth in operations. We expect that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop. The following opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four product files currently under review by the European regulatory authorities. These are files for products currently sold in the U.S. or Canada.

•                  The filing for approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second generation technetium generator and licensing it to others for distribution.

•                  Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications subject to final analysis and recommendations of an expert panel.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                  Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Other

The Board of Directors believes that the Company’s shares trade, from time to time, well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies. Accordingly, the Board of Directors has authorized a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares including a sustainable dividend policy.

SUMMARY OF QUARTERLY RESULTS
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q1, 2007	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006	Q4, 2005	Q3, 2005	Q2, 2005

Revenues
Product sales	$19,630	$23,106	$19,788	$23,003	$17,648	$17,273	$16,034	$19,176
Royalty and licensing	1,318	465	617	437	603	562	598	470
Anipryl® deferred revenues	30	825	825	825	825	825	825	825
	$20,978	$24,396	$21,230	$24,265	$19,076	$18,660	$17,457	$20,471

Net income	$2,010	$3,687	$2,604	$3,564	$1,692	$1,067	$1,069	$2,353

Basic and diluted income per share	$0.05	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03	$0.06

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the 2006 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale. The Company does not make general provisions for inventory obsolescence.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations — which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. dollar-denominated net monetary assets of its Canadian operations. The Company does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S. dollar-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) an interpretation of FASB statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption.

The Company has implemented FIN 48 effective January 1, 2007 as described in the accompanying notes to the consolidated financial statements for the first quarter of 2007. The implementation did not have a material impact on the financial statements of the Company. Accordingly, no adjustment has been made to the opening balance of retained earnings.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period. DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of net cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators..

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent the Company’s expectations as at May 8, 2007. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Periods Ended March 31,
	2007	2006
REVENUES
Product sales	$19,630	$17,648
Royalty and licensing	1,348	1,428
	20,978	19,076
EXPENSES
Cost of goods sold, excluding depreciation and amortization (Note 3)	12,178	10,832
Selling, general and administration	4,184	4,361
Research and development	924	789
Depreciation and amortization	1,246	1,195
	18,532	17,177
Operating income	2,446	1,899
Financial income, net	186	8
Foreign exchange (loss) gain	(108)	45
Income before income taxes	2,524	1,952
Income taxes	(514)	(260)
Net income	$2,010	$1,692

Basic income per share	$0.05	$0.04

Diluted income per share	$0.05	$0.04

Weighted-average number of shares outstanding
- basic	41,734,615	41,538,437
- diluted	41,889,281	41,743,180

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

	March 31, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$25,495	$21,446
Accounts receivable	17,181	20,683
Inventories (Note 4)	7,199	7,590
Prepaid expenses	1,234	735
Deferred income taxes, net	3,918	3,179
Total current assets	55,027	53,633

Property, plant and equipment, net	48,294	46,292
Goodwill, net	760	753
Intangible assets, net	255	318
Other assets	501	407
Deferred income taxes, net	3,456	4,559
Total assets	$108,293	$105,962

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$9,186	$10,940
Current portion of deferred revenues	170	329
Customer deposits	542	576
Total current liabilities	9,898	11,845
Other liabilities	763	990
Deferred revenues	682	712
Total liabilities	$11,343	$13,547

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	79,202	77,749
Additional paid-in capital	15,756	15,475
Deficit	(6,224)	(8,234)
Accumulated other comprehensive income	8,216	7,425
Total shareholders’ equity	96,950	92,415
Total liabilities and shareholders’ equity	$108,293	$105,962

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Periods Ended March 31,
	2007	2006
Common Stock (Number of Shares)
Balance, beginning of period	41,522,138	41,588,005
Exercise of options	462,501	3,333
Repurchased for cancellation	—	(123,600)
Balance, end of period	41,984,639	41,467,738
Common Stock
Balance, beginning of period	$77,749	$77,313
Exercise of options	1,453	11
Repurchased for cancellation	—	(255)
Balance, end of period	79,202	77,069
Additional Paid-In Capital
Balance, beginning of period	15,475	15,370
Stock-based compensation	281	240
Common shares purchased for cancellation	—	(307)
Balance, end of period	15,756	15,303
Warrants
Balance, beginning of period	—	916
Balance, end of period	—	916
Deficit
Balance, beginning of period	(8,234)	(19,781)
Net income	2,010	1,692
Balance, end of period	(6,224)	(18,089)
Accumulated Other Comprehensive Income
Balance, beginning of period	7,425	7,810
Other comprehensive income (loss)	791	(326)
Balance, end of period	8,216	7,484
Total shareholders’ equity	$96,950	$82,683
Comprehensive Income
Foreign currency translation adjustments	$791	$(326)
Net income	2,010	1,692
Total comprehensive income	$2,801	$1,366

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

	For the Three Month Periods Ended March 31,
	2007	2006
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$2,010	$1,692
Adjustments to reconcile net income to net cash from (used in) operating activities
Amortization of deferred revenues	(30)	(783)
Depreciation and amortization	1,246	1,195
Stock-based compensation	281	240
Deferred income taxes	353	50
Foreign exchange	108	(45)
Deferred Share Unit expense (recovery) (Note 5)	348	(137)
Other	176	407
Changes in operating assets and liabilities
Accounts receivable	3,639	3,697
Inventories	452	(1,137)
Prepaid expenses	(484)	(293)
Accounts payable and accrued liabilities	(2,176)	(1,841)
Other liabilities	(232)	—
Current portion of deferred revenues	(158)	—
Net cash from (used in) operating activities	5,533	3,045
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,780)	(642)
Increase in intangible assets	(174)	(174)
Proceeds from disposition of equipment	—	22
Net cash from (used in) investing activities	(2,954)	(794)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Decrease in customer deposits, net	(38)	(11)
Exercise of options	1,453	11
Common shares purchased for cancellation	—	(562)
Net cash from (used in) financing activities	1,415	(562)
Effect of foreign exchange rate changes on cash and cash equivalents	55	7
Net increase in cash and cash equivalents	4,049	1,696
Cash and cash equivalents, beginning of period	21,446	12,390
Cash and cash equivalents, end of period	$25,495	$14,086

Additional Information
Interest paid	$—	$—
Income taxes paid	$203	$110

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

1.                                      Significant Accounting Policy

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2006, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2007 and the results of operations and cash flows for the three-month periods ended March 31, 2007 and 2006.

2.                                      Change in Accounting Policy

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition matters.

The adoption of FIN 48 did not impact the Company’s consolidated financial position, results of operations or cash flows.

The Company’s policy is to recognize interest related to unrecognized tax benefits and penalties as financial expense. There were no interest or penalties accrued at March 31, 2007.

As at January 1, 2007, the Company had provided $1.0 million of valuation allowance in the deferred tax asset accounts with respect to the tax filing position taken related to the disposition of assets in prior years. The uncertainty arises from the fact that the tax treatment taken is subject to interpretation and it was more likely than not at the time of filing that the position would be successfully challenged by the taxation authorities. If the filing position is accepted by the taxation authorities, the provision would be reversed into income as a reduction in deferred income tax expense in the year of acceptance. The Company expects this matter to be resolved during 2008. The Company has not recorded any increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period.

The Company and its subsidiaries income tax returns are subject to examination by tax authorities for the years ending December 31, 1999 through December 31, 2006.

There are no other items of a material nature in accounts with respect to uncertainty in income taxes.

3.                                      Cost of Goods Sold

In the first quarter of 2007, DRAXIS received insurance proceeds of $517 in settlement of business interruption losses related to the extended shutdown in the third quarter of 2005. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the first quarter of 2007.

4.                                      Inventories

	March 31, 2007	December 31, 2006

Raw materials	$3,971	$3,682
Work-in-process	758	1,094
Finished goods	2,470	2,814
	$7,199	$7,590

5.                                      Shareholders’ Equity

Stock Option Plan

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

	For the Three Month Periods Ended March 31,
	2007	2006
Balance, beginning of period	2,257,995	2,652,620
Increase (decrease) resulting from:
Granted	420,000	330,000
Exercised	(462,501)	(3,333)
Cancelled	—	(16,667)
Expired	—	(40,500)
Balance, end of period	2,215,494	2,922,120
Exercisable at March 31	869,105	1,623,620

Weighted-average exercise price of options:
Outstanding, end of period	CDN$ 4.62	CDN$ 4.06
Exercisable, end of period	CDN$ 4.64	CDN$ 3.79
Granted	CDN$ 5.69	CDN$ 5.06
Exercised	CDN$ 3.68	CDN$ 3.66
Cancelled	CDN$ Nil	CDN$ 5.93
Expired	CDN$ Nil	CDN$ 3.33

The following table summarizes information about stock options outstanding at March 31, 2007:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)

CDN$2.01 - $2.50	464,660	4.90	CDN$ 2.35	CDN$ 1,535	114,660.82		CDN$ 2.32	CDN$ 607
CDN$2.51 - $3.00	37,500	6.37	CDN$ 2.63	CDN$ 112	—	—	—	—
CDN$3.01 - $3.50	15,000	1.60	CDN$ 3.25	CDN$ 36	10,000	1.60	CDN$ 3.25	CDN$ 42
CDN$3.51 - $4.00	70,000	0.37	CDN$ 3.66	CDN$ 137	70,000	0.37	CDN$ 3.66	CDN$ 262
CDN$4.01 - $4.50	125,000	1.76	CDN$ 4.30	CDN$ 165	125,000	1.76	CDN$ 4.30	CDN$ 388
CDN$4.51 - $5.00	200,000	3.11	CDN$ 4.70	CDN$ 184	113,333	2.36	CDN$ 4.70	CDN$ 306
CDN$5.01 - $6.65	1,303,334	4.32	CDN$ 5.57	CDN$ 71	436,111	3.68	CDN$ 5.50	CDN$ 828
	2,215,494	4.09	CDN$ 4.62	CDN$ 2,240	869,105	2.57	CDN$ 4.64	CDN$ 2,432

Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

	For the Three Month Periods Ended March 31,
	2007	2006

Balance, beginning of period	230,447	199,868
Issued	—	23,440
Cancelled	(429)	—
Balance, end of period	230,018	223,308

DSU expense (recovery)	$348	$(137)

6.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2006 annual Consolidated Financial Statements.

	For the Three Month Periods Ended March 31,
	2007		2006
PRODUCT SALES REVENUES
Radiopharmaceuticals	$5,757		$4,899
Manufacturing	14,235		13,577
Corporate and Other	(362)		(828)
	$19,630		$17,648
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—		$26
Manufacturing	—		—
Corporate and Other	1,348		1,402
	$1,348		$1,428
TOTAL REVENUES
Radiopharmaceuticals	$5,757		$4,925
Manufacturing	14,235		13,577
Corporate and Other	986		574
	$20,978		$19,076
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$3,583		$3,065
Manufacturing	3,844	(1)	3,874
Corporate and Other	25		(123)
	$7,452		$6,816
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$1,088		$1,018
Manufacturing	1,297		1,352
Corporate and Other(2)	1,799		1,991
	$4,184		$4,361
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$924		$789
Manufacturing	—		—
Corporate and Other	—		—
	$924		$789
SEGMENT INCOME (LOSS)(3)
Radiopharmaceuticals	$1,571		$1,284
Manufacturing	2,547	(1)	2,522
Corporate and Other	(426)		(712)
	$3,692		$3,094
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$273		$264
Manufacturing	891		848
Corporate and Other	82		83
	$1,246		$1,195
OPERATING INCOME (LOSS)(4)
Radiopharmaceuticals	$1,298		$1,020
Manufacturing	1,656	(1)	1,674
Corporate and Other	(508)		(795)
	$2,446		$1,899

(1)          Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(2)          Stock-based compensation expense was recorded in SG&A expense of $281 in Q1, 2007 (Q1, 2006 - $240).

(3)          Segment income (loss) before depreciation and amortization, financial income, foreign exchange (loss) gain and income taxes.

(4)          Segment income (loss) before financial income, foreign exchange (loss) gain and income taxes.

	March 31, 2007	December 31, 2006
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$16,500	$15,332
Manufacturing	51,943	54,162
Corporate and Other	39,850	36,468
	$108,293	$105,962

Geographic Segmentation

	For the Three Month Periods Ended March 31,
	2007	2006
REVENUES(1)
Canada	$9,746	$8,984
United States	10,531	9,823
Other	701	269
	$20,978	$19,076

(1)             Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

	For the Three Month Periods Ended March 31,
	2007	2006
Radiopharmaceuticals	$335	$229
Manufacturing	2,445	413
Corporate and Other	—	—
	$2,780	$642

Product Sales Revenues by Major Product Groups

	For the Three Month Periods Ended March 31,
	2007	2006
Radiopharmaceuticals	$5,757	$4,899
Manufacturing - Sterile	11,119	10,952
Manufacturing - Non Sterile	3,116	2,625
Corporate and Other	227	177
Intercompany eliminations	(589)	(1,005)
	$19,630	$17,648

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

	For the Three Month Periods Ended March 31,
	2007	2006
Customer A	15.0%	16.0%
Customer B	19.0%	25.0%
Customer C	17.0%	11.0%
	51.0%	52.0%

7.                                      Contingency

In July 2005, a claim was filed before the Superior Court of Justice of Ontario against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. No amounts have been accrued in the accounts pursuant to this claim.

8.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.